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Consent of Independent Registered Public Accounting Firm

The Board of Directors
Li-Cycle Holdings Corp

We consent to the use of our report dated March 15, 2024 on the consolidated financial statements of Li-Cycle Holdings Corp. (the “Entity”), which comprise the consolidated balance sheets as at December 31, 2023, December 31, 2022 and October 31, 2022, the related consolidated statements of operations and comprehensive income (loss), consolidated statements of equity, and cash flows for the year ended December 31, 2023, the two-month period ended December 31, 2022, and the year ended October 31, 2022, and the related notes (collectively the “consolidated financial statements”), and our report dated March 15, 2024, on the effectiveness of internal control over financial reporting as of December 31, 2023, included in the Annual Report on form 10-K/A.

/s/ KPMG LLP

April 29, 2024
Vaughan, Canada